EXHIBIT 99.1

Contact:        Bill Marks
                (404) 676-0509


FOR IMMEDIATE RELEASE


              COCA-COLA NAMES BRIAN DYSON VICE CHAIRMAN AND CHIEF
                               OPERATING OFFICER


ATLANTA, July 23, 2001. The Coca-Cola Company today announced the appointment of Brian G. Dyson as Vice Chairman and Chief Operating Officer. In this capacity, Mr. Dyson will be responsible for the implementation and execution of Coca-Cola's strategic vision worldwide. Accordingly, the geographic operating unit presidents will report directly to Mr. Dyson. His appointment is for two years.

 Douglas N. Daft, chairman and chief executive officer, said: "We are seeing early positive results from the implementation of our strategy across regions and categories. It is now time to accelerate execution and fuel further growth. At the same time, in a few markets we have remaining operational issues that require resolution. Brian Dyson will provide hands-on guidance and leadership in both optimizing our growth potential in markets worldwide, and in helping us identify, confront and resolve operational challenges in specific markets. We are delighted that, serving as the Company's chief operating officer, Brian will bring his unique knowledge and experience to bear on this effort.

 "This assignment over the next two years as Vice Chairman and COO will not only contribute significantly to the achievement of our objectives, but also, for Brian, will be a fine way to cap an outstanding thirty-five year career in The Coca-Cola family. Brian's distinguished record in The Coca-Cola system includes tenures as head of Coca-Cola USA in the 1970s and 1980s, and as the first president and chief executive officer of Coca-Cola Enterprises Inc.," concluded Mr. Daft.

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 Mr. Dyson, 65, first joined The Coca-Cola Company in 1959, and worked for many years in South America, the Caribbean and Mexico. From 1978 to 1983, he was president, Coca-Cola USA. In 1983, he became president, Coca-Cola North America, and in 1986 was instrumental in the formation of Coca-Cola Enterprises Inc. and served as its first president and chief executive officer from 1986 until 1991. Mr. Dyson is currently president of Chatham International Corporation, a private international consulting and investment firm and since 1994 he has served as a senior consultant to The Coca-Cola Company. A citizen of Argentina, Mr. Dyson resides in Atlanta. He is married with two children.



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